SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

NCH CORPORATION

(Name of Subject Company (Issuer))

RANGER MERGER CORPORATION – Offeror
RANGER HOLDING LLC – Offeror
IRVIN L. LEVY – Offeror
LESTER A. LEVY, SR. – Offeror
ROBERT M. LEVY – Offeror
JOHN I. LEVY – Offeror
LESTER A. LEVY, JR. – Offeror
WALTER M. LEVY – Offeror
ANN LEVY COX – Offeror
CAROL R. LEVY – Offeror
KAREN LEVY – Offeror
IRJ LIMITED PARTNERSHIP – Offeror
SHELTERWOOD PARTNERS, L.P. – Offeror
THE ALLEN JOHN LEVY TRUST – Offeror
THE KATHERINE RUTH LEVY TRUST – Offeror
THE SOPHIE BERTHA ROSE LEVY TRUST – Offeror
THE SOPHIE BERTHA ROSE LEVY TRUST II – Offeror
THE WALTER M. LEVY CHILDREN’S TRUST – Offeror
THE SAMUEL LEVY PIASSICK TRUST – Offeror
THE ANN LEVY PIASSICK CHILDREN’S EXEMPT TRUST – Offeror
THE IRVIN L. LEVY TRUST – Offeror
THE LESTER A. LEVY TRUST – Offeror
THE ANN ELIZABETH LEVY TRUST – Offeror
THE WALTER MILTON LEVY TRUST – Offeror
THE LESTER A. LEVY, JR. TRUST – Offeror
THE ROBERT M. LEVY TRUST – Offeror
THE JOHN IRVIN LEVY TRUST – Offeror
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $1.00 Par Value Per Share
(Title of Class of Securities)

628850 10 9
(CUSIP Number of Class of Securities)

Irvin L. Levy
2727 Chemsearch Boulevard
Irving, Texas 75062
(972) 438-0441
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

SIGNATURE
EXHIBIT INDEX
EX-(A)(5)(XI): TEXT OF PRESS RELEASE

With Copies to:

Paul S. Bird, Esq.
Debevoise & Plimpton
919 Third Avenue
New York, NY 10022
(212) 909-6000

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

         Ranger Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ranger Holding LLC, a Delaware limited liability company (“Holding”), which is 100% owned by Irvin L. Levy, Lester A. Levy, Sr. and the other members of the Levy family identified as offerors on the cover page of this Schedule TO (together with Holding and Purchaser, the “Levy Group”) hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed on January 7, 2002 (the “Schedule TO”), as subsequently amended from time to time, with respect to Purchaser’s offer to purchase all of the outstanding shares of common stock, $1.00 par value (the “Shares”), of NCH Corporation, a Delaware corporation (the “Company”), at a purchase price of $52.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 7, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used but not defined herein have the respective meanings assigned to such terms in the Schedule TO and the Offer to Purchase dated January 7, 2002, filed as Exhibit (a)(1)(i) thereto.

         Item 12 EXHIBITS

         Item 12 of the Schedule TO is supplemented by adding the following information:

(a)(5)(xi)	Text of press release issued by the Company on February 13, 2002.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RANGER HOLDING LLC

By:	/s/ Irvin L. Levy

	Name:	Irvin L. Levy

	Title:	President and CEO

RANGER MERGER CORPORATION

By:	/s/ Irvin L. Levy

	Name:	Irvin L. Levy

	Title:	Chairman and President

/s/ Irvin L. Levy Irvin L. Levy

/s/ Lester A. Levy, Sr. Lester A. Levy, Sr.

/s/ Robert M. Levy Robert M. Levy

/s/ John I. Levy John I. Levy

/s/ Lester A. Levy, Jr. Lester A. Levy, Jr.

/s/ Walter M. Levy Walter M. Levy

/s/ Ann Levy Cox Ann Levy Cox

/s/ Carol R. Levy Carol R. Levy

/s/ Karen Levy Karen Levy

IRJ LIMITED PARTNERSHIP

By:	IRJ GP, L.L.C. its General Partner

By:	/s/ Irvin L. Levy

	Name:	Irvin L. Levy

	Title:	Manager

SHELTERWOOD PARTNERS, L.P.

By:	Shelterwood Investments, Inc. its General Partner

By:	/s/ Lester A. Levy, Sr.

	Name:	Lester A. Levy, Sr.

	Title:	President

THE ALLEN JOHN LEVY TRUST

By:	/s/ Robert M. Levy

	Name:	Robert M. Levy

	Title:	Trustee

THE KATHERINE RUTH LEVY TRUST

By:	/s/ Robert M. Levy

	Name:	Robert M. Levy

	Title:	Trustee

THE SOPHIE BERTHA ROSE LEVY TRUST

By:	/s/ Ann Levy Cox

	Name:	Ann Levy Cox

	Title:	Trustee

THE SOPHIE BERTHA ROSE LEVY TRUST II

By:	/s/ Walter M. Levy

	Name:	Walter M. Levy

	Title:	Trustee

THE WALTER M. LEVY CHILDREN’S TRUST

By:	/s/ Walter M. Levy

	Name:	Walter M. Levy

	Title:	Trustee

THE SAMUEL LEVY PIASSICK TRUST

By:	/s/ Ann Levy Cox

	Name:	Ann Levy Cox

	Title:	Trustee

THE ANN LEVY PIASSICK CHILDREN’S EXEMPT TRUST

By:	/s/ Ann Levy Cox

	Name:	Ann Levy Cox

	Title:	Trustee

THE IRVIN L. LEVY TRUST

By:	Bank of America, Corporate Trustee

By:	/s/ Daniel J. Kelly

	Name:	Daniel J. Kelly

	Title:	Trust Officer

By:	/s/ Irvin L. Levy

	Name:	Irvin L. Levy

	Title:	Trustee

THE LESTER A. LEVY TRUST

By:	Bank of America, Corporate Trustee

By:	/s/ Daniel J. Kelly

	Name:	Daniel J. Kelly

	Title:	Trust Officer

By:	/s/ Lester A. Levy, Sr.

	Name:	Lester A. Levy, Sr.

	Title:	Trustee

THE ANN ELIZABETH LEVY TRUST

By:	Bank of America, Corporate Trustee

By:	/s/ Daniel J. Kelly

	Name:	Daniel J. Kelly

	Title:	Trust Officer

By:	/s/ Lester A. Levy, Sr.

	Name:	Lester A. Levy, Sr.

	Title:	Trustee

THE WALTER MILTON LEVY TRUST

By:	Bank of America, Corporate Trustee

By:	/s/ Daniel J. Kelly

	Name:	Daniel J. Kelly

	Title:	Trust Officer

By:	/s/ Lester A. Levy, Sr.

	Name:	Lester A. Levy, Sr.

	Title:	Trustee

THE LESTER A. LEVY, JR. TRUST

By:	Bank of America, Corporate Trustee

By:	/s/ Daniel J. Kelly

	Name:	Daniel J. Kelly

	Title:	Trust Officer

By:	/s/ Lester A. Levy, Sr.

	Name:	Lester A. Levy, Sr.

	Title:	Trustee

THE ROBERT M. LEVY TRUST

	By:	Bank of America, Corporate Trustee

	By:	/s/ Daniel J. Kelly

		Name:	Daniel J. Kelly

		Title:	Trust Officer

	By:	/s/ Irvin L. Levy

		Name:	Irvin L. Levy

		Title:	Trustee

THE JOHN IRVIN LEVY TRUST

	By:	Bank of America, Corporate Trustee

	By:	/s/ Daniel J. Kelly

		Name:	Daniel J. Kelly

		Title:	Trust Officer

	By:	/s/ Irvin L. Levy

		Name:	Irvin L. Levy

		Title:	Trustee

Dated: February 13, 2002

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase, dated January 7, 2002.

(a)(1)(ii)*	Letter of Transmittal, dated January 7, 2002.

(a)(1)(iii)*	Notice of Guaranteed Delivery, dated January 7, 2002.

(a)(2)*	Letter to the stockholders of the Company from Irvin L. Levy, Chairman of the Board of Directors of the Company.

(a)(3)*	Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)	Not applicable.

(a)(5)(i)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated January 7, 2002.

(a)(5)(ii)*	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated January 7, 2002.

(a)(5)(iii)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(iv)*	Text of letter from Irvin L. Levy and Lester A. Levy, Sr. to the Company’s Board, dated September 28, 2001.

(a)(5)(v)*	Summary Advertisement as published in the New York Times on January 7, 2002.

(a)(5)(vi)*	Text of press release issued by the Company on October 1, 2001.

(a)(5)(vii)*	Text of press release issued by the Company on December 24, 2001.

(a)(5)(viii)*	Text of press release issued by the Company on January 7, 2002.

(a)(5)(ix)*	Text of press release issued by the Company on February 5, 2002.

(a)(5)(x)*	Text of press release issued by the Company on February 5, 2002.

(a)(5)(xi)	Text of press release issued by the Company on February 13, 2002.

*	Previously filed.

(b)(i)*	Financing Commitment Letter dated October 12, 2001 from Bank of America, N.A. and Bank of America Securities LLC relating to $130,000,000 aggregate principal amount of senior credit facilities as amended by letters dated November 8, 2001 and December 10, 2001.

(b)(ii)*	Credit Agreement dated February 4, 2002, among Ranger Merger Corporation, Bank of America, N.A., JP Morgan Chase Bank and the other lenders thereto.

(c)(i)*	Fairness Opinion of Dresdner Kleinwort Wasserstein (included as Annex B to Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(c)(ii)*	Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated December 24, 2001.

(c)(iii)*	Materials presented by Deutsche Banc Alex. Brown to the Levy Group dated April 4, 2001.

(c)(iv)*	Materials presented by Deutsche Banc Alex. Brown to the Levy Group dated September 17, 2001.

(c)(v)*	Preliminary Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated October 31, 2001.

(c)(vi)*	Preliminary Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated December 5, 2001.

(c)(vii)*	Preliminary Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated December 18, 2001.

(c)(viii)*	Financial Projections Prepared by the Management of the Company, dated April, 2001 (the “April Projections”).

(c)(ix)*	Financial Projections Prepared by the Management of the Company, dated September, 2001 (the “July Projections”).

(c)(x)*	Financial Projections Prepared by the Management of the Company, dated October, 2001 (the “October Projections”).

(d)(i)*	Agreement and Plan of Merger, dated as of December 24, 2001, by and among Holding, Purchaser and the Company (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(d)(ii)	None.

(e)(i) *	Excerpts from the Proxy Statement for 2001 Annual Meeting of Stockholders of NCH Corporation, dated June 27, 2001.

(e)(ii) *	Limited Liability Company Agreement of Ranger Holding LLC, dated as of December 24, 2001.

(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith at Exhibit (a)(1)(i)).

(g)	None.

(h)	None.